Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES. We have calculated PBG’s ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings are before taxes, minority interest and cumulative effect of change in accounting principle, plus fixed charges (excluding capitalized interest) and losses recognized from equity investments, reduced by undistributed income from equity investments. Fixed charges include interest expense, capitalized interest and one-third of net rent which is the portion of the rent deemed representative of the interest factor.
Ratio of Earnings to Fixed Charges
($ in millions)

	Fiscal Year
	2007	2006	2005	2004	2003
Net income before taxes, minority interest and cumulative effect of change in accounting principle	$803	$740	$772	$745	$710
Undistributed (income) loss from equity investments	—	2	—	(1)	(1)
Fixed charges excluding capitalized interest	343	331	288	261	270

Earnings as adjusted	$1,146	$1,073	$1,060	$1,005	$979

Fixed charges:
Interest expense	$305	$298	$258	$236	$247
Capitalized interest	—	—	—	—	—
Interest portion of rental expense	38	33	30	25	23

Total fixed charges	$343	$331	$288	$261	$270

Ratio of earnings to fixed charges	3.34	3.24	3.68	3.85	3.63